Exhibit 99.1

Filed by Pebblebrook Hotel Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: LaSalle Hotel Properties
Commission File No. 001-14045

7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814
T: (240) 507-1300, F: (240) 396-5626
www.pebblebrookhotels.com
News Release

Pebblebrook Hotel Trust Releases Letter to Board of LaSalle Hotel
Properties, Offers Final Merger Proposal

Bethesda, MD, April 24, 2018 - Pebblebrook Hotel Trust (NYSE: PEB) (“Pebblebrook”) today released a letter dated April 20, 2018 to the Board of Trustees of LaSalle Hotel Properties (NYSE: LHO) (“LaSalle”) in which Pebblebrook provided a final merger proposal.

The non-binding proposal for 100% of LaSalle’s outstanding common shares represented a higher implied price of $32.49 per LaSalle common share1, a premium of 33.2% above LaSalle's unaffected closing price on March 27, 20182 and a significant premium to analyst consensus NAV and consensus price target. The implied price of $32.49 per share is based on an increased fixed exchange ratio of 0.9085 Pebblebrook common share for each LaSalle common share, and is $2.49 per share, or 8.3%, above the implied price of Pebblebrook’s original offer. Pebblebrook’s revised proposal also provides LaSalle’s common shareholders with the option to elect to receive cash up to a maximum of 20% in the aggregate (subject to pro rata cutbacks).

“This offer provides substantial long-term financial and strategic benefits for LaSalle and Pebblebrook shareholders,” said Jon E. Bortz, Chairman, President and Chief Executive Officer of Pebblebrook Hotel Trust. “We have offered to open our books for LaSalle to fully evaluate our offer, and strongly encourage LaSalle’s Board of Trustees to engage with us. We are encouraged by the overwhelmingly positive reaction from investors who own LaSalle and Pebblebrook shares, and who recognize the upside potential of the combined entity. We hope that LaSalle will review our detailed proposal fully and fairly and negotiate with us to reach a definitive merger agreement.”

Raymond James and BofA Merrill Lynch are acting as financial advisors and Hunton Andrews Kurth LLP is acting as legal counsel to Pebblebrook in connection with the proposed transaction.

The full text and Exhibit A of Pebblebrook’s letter to LaSalle dated April 20, 2018 follows.
________________
1 Based on the closing price of Pebblebrook common shares on April 19, 2018.
2 The day prior to the public announcement of our initial offer. Percentage is based on ex-dividend price of $24.39; ex-dividend date on March 28, 2018.

Letter from Pebblebrook to LaSalle dated April 20, 2018

April 20, 2018
Board of Trustees
LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th Floor
Bethesda, MD 20814

Ladies and Gentlemen,

We have not received a response from you regarding our revised offer detailed in our April 13, 2018 letter. Nevertheless, we understand that you may be evaluating other offers which may be at prices lower than ours. Before entering into an agreement to accept any such offer accompanied by a break-up fee, potentially depriving shareholders of a higher-value transaction, we urge you to consider our proposal and engage in discussions with us. To ensure that you have the best proposal for your shareholders to consider, we offer the following as our final offer:

Revised Price and Form of Consideration: A fixed exchange ratio of 0.9085 Pebblebrook common share for each LaSalle common share, resulting in an implied price of $32.49 per share for 100% of LaSalle’s outstanding common shares based on Pebblebrook's closing price of $35.76 on April 19, 2018. This offer represents an increase of $2.49 per share, or 8.3%, over the implied price from our original offer. We are also prepared to provide LaSalle shareholders with the option to elect to receive cash up to a maximum of 20% in aggregate of the merger consideration, subject to pro ration. The new implied price of $32.49 per share represents the following premiums for LaSalle’s shareholders:

•	33.2% above the unaffected closing price on March 27, 2018[1];

•	27.4% above the 10-day VWAP on March 27, 2018;

•	16.5% above analyst consensus NAV on March 27, 2018[2], and

•	28.3% above analyst consensus price target[3](47.7% and 30.0% above the price targets of $22.00 and $25.00, respectively, of your financial advisors4).

The other key terms proposed in our April 13, 2018 letter remain unchanged and we have again attached as Exhibit A to this letter a summary of the key terms of our revised offer. We will send you a draft merger agreement shortly. We believe that Exhibit A and the forthcoming draft merger agreement provide you and your advisors with all the information typically required in a bid proposal and allows you to evaluate our offer fully and fairly. Recently, we offered to provide you and your advisors access to Pebblebrook’s confidential information to assist you in evaluating our proposal. To the extent you require additional information to be able to evaluate our offer fully and fairly, please let us know.

We note again that there was strong public shareholder and research community support for our original offer several weeks ago, even though that offer did not include a cash component, and was at a lower price.  We have addressed your previously stated concern around price by increasing the offered amount of

__________
1 The day prior to the public announcement of our initial offer. Percentage is based on ex-dividend price of $24.39; ex-dividend date on March 28, 2018.
2 Analyst consensus NAV of $27.88 as of March 27, 2018 per SNL.
3 Analyst consensus price target of $25.33 as of March 27, 2018 per Bloomberg.
4 Research analyst reports as of March 12, 2018 and February 20, 2018.

Pebblebrook shares, which we note are trading at a level significantly lower than the research community’s consensus price target of $38.285 per share.

To address your previously stated concern about the “mix” of consideration in our original offer, we included a cash component in our first revised offer and have increased the cash component from 15% to 20% in our final offer.  Due to the substantial cross-ownership of approximately 70%6 of LaSalle’s shares by shareholders that also own Pebblebrook shares, and since we calculate approximately 40% of LaSalle’s shareholders are index or ETF investors6, we believe the vast majority of LaSalle shareholders have already demonstrated their desire or need to own Pebblebrook shares and will not elect the cash option, particularly in light of the tax benefits offered through a stock-for-stock merger, preferring instead to own shares in the combined company. As a result, we believe any LaSalle shareholders that so desire may receive individual cash consideration substantially in excess of 20%.

We continue to believe that there will be substantial long-term strategic benefits from combining our companies with significant potential value creation for LaSalle shareholders that would be unavailable in the case of an all-cash offer.

We look forward to hearing from you.

Sincerely yours,

Jon E. Bortz
Chairman, President & CEO
Pebblebrook Hotel Trust

__________
5 Source: Bloomberg, as of April 20, 2018.
6 Source: Capital IQ, as of March 2, 2018 and based on December 31, 2017 filings.

Exhibit A
Summary of Key Terms of Non-Binding Proposed Combination of
Pebblebrook Hotel Trust ("Pebblebrook") and LaSalle Hotel Properties ("LaSalle")

1. Merger Consideration (shares; LaSalle shareholders' option for up to 20% in cash):

◦	fixed exchange ratio of 0.9085 Pebblebrook common share for each outstanding LaSalle common share

◦	each LaSalle shareholder has option to elect to receive a cash/stock consideration mix (subject to 20% aggregate cash cap and pro rata cutbacks)

◦	Pebblebrook to exchange new preferred shares for LaSalle's existing preferred shares (with substantially identical terms)

2. Governance

◦	Pebblebrook senior executives to manage combined company

◦	7-member Board of Trustees: three independent trustees from each company and Jon E. Bortz

3. Financing Sources (no financing contingencies):

◦	Pebblebrook to issue its common and preferred shares for the equity consideration

◦	Pebblebrook to assume or repay LaSalle's term loans and first mortgage loans

4. Due Diligence (accelerated. customary. reciprocal);

◦	10 business days for confirmatory due diligence regarding key financial, operational, environmental, regulatory, legal and tax aspects of LaSalle (and Pebblebrook)

5. Representations, Warranties and Covenants (customary. reciprocal):

◦	customary and reciprocal to both LaSalle and Pebblebrook

6. 10-business day Exclusivity Period: Consummation after shareholder approvals:

◦	10-business day exclusivity period, for good-faith negotiation and execution of definitive agreement

◦	consummation as soon as practicable following the receipt of shareholder approvals from both Pebblebrook and LaSalle

7. 30-day Go-Shop:

◦	LaSalle to have right to a 30-day Go-Shop period for an alternative transaction, subject to customary matching and information rights

8. Break-up Fee:

◦	1.25% of equity value during Go-Shop period

◦	3.25% of equity value after Go-Shop period

9. Pebblebrook Board Approval:

◦	Pebblebrook's Board of Trustees has approved the terms contained herein

10. Above terms subject to the following assumptions and conditions:

◦	negotiation and execution of a definitive agreement

◦	satisfactory completion of due diligence

◦	change in control severance costs of approximately $20.2 million under LaSalle agreements

◦	no payments or vesting under change in control severance agreements for Pebblebrook's executive officers

This summary is non-binding and neither party shall be under any legal obligation with respect to a merger transaction unless and until each party executes a definitive merger agreement.

About Pebblebrook Hotel Trust
Pebblebrook Hotel Trust is a publicly traded real estate investment trust (“REIT”) organized to opportunistically acquire and invest primarily in upper upscale, full-service hotels located in urban markets in major gateway cities. The Company owns 28 hotels, with a total of 6,973 guest rooms. The Company owns hotels located in 9 states and the District of Columbia, including: Los Angeles, California (Beverly Hills, Santa Monica and West Hollywood); San Diego, California; San Francisco, California; Washington, DC; Coral Gables, Florida; Naples, Florida; Buckhead, Georgia; Boston, Massachusetts; Minneapolis, Minnesota; Portland, Oregon; Philadelphia, Pennsylvania; Nashville, Tennessee; Columbia River Gorge, Washington; and Seattle, Washington. For more information, please visit us at www.pebblebrookhotels.com and follow us on Twitter at @PebblebrookPEB.
ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Pebblebrook has made for a business combination transaction with LaSalle. In furtherance of this proposal and subject to future developments, Pebblebrook (and, if a negotiated transaction is agreed, LaSalle) may file one or more registration statements, proxy statements, tender or exchange offer statements, prospectuses or other documents with the United States Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer statement, prospectus or other document Pebblebrook or LaSalle may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PEBBLEBROOK AND LASALLE ARE URGED TO READ ANY SUCH PROXY STATEMENT, REGISTRATION STATEMENT, TENDER OR EXCHANGE OFFER STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Any definitive proxy statement or prospectus (if and when available) will be delivered to shareholders of LaSalle or Pebblebrook, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Pebblebrook through the website maintained by the SEC at http://www.sec.gov.

Pebblebrook or LaSalle and their respective trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 28, 2017. You can find information about LaSalle’s executive officers and trustees in LaSalle’s definitive proxy statement filed with the SEC on March 22, 2018. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Pebblebrook’s offer to acquire LaSalle, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Pebblebrook’s most recent annual or quarterly report filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in Pebblebrook’s and LaSalle’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Pebblebrook may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between Pebblebrook and LaSalle, including the possibilities that LaSalle will reject a transaction with Pebblebrook, (ii) the ultimate outcome and results of integrating the operations of Pebblebrook and LaSalle if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including the necessary shareholder approvals, and (iv) the risks and uncertainties detailed by LaSalle with respect to its business as described in its reports and documents filed with the SEC.  All forward-looking statements attributable to Pebblebrook or any person acting on Pebblebrook’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Pebblebrook undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

###

Contacts:

Jon E. Bortz, Chairman and Chief Executive Officer, Pebblebrook Hotel Trust - (240) 507-1300
Raymond D. Martz, Executive Vice President and Chief Financial Officer - (240) 507-1330
Liz Zale, Pam Greene or Stephen Pettibone, Sard Verbinnen & Co - (212) 687-8080

For additional information or to receive press releases via email, please visit our website at
www.pebblebrookhotels.com